UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sirenza Microdevices, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

82966T106

(CUSIP Number)

Phillip Liao

c/o Premier Devices – A Sirenza Company

1860 Hartog Drive

San Jose, CA 95131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Lowell Ness, Esq.

Orrick, Herrington & Sutcliffe LLP

1020 Marsh Road

Menlo Park, California 94025

(650) 614-7455

April 3, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82966T106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Phillip Chuanze Liao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER:

3,500,000[1]
8 SHARED VOTING POWER:

0
9 SOLE DISPOSITIVE POWER:

3,500,000[1]
10 SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,000,000[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.7%[3]
14	TYPE OF REPORTING PERSON:

IN

[1]	50% of the shares are held in escrow as security for potential indemnification obligations under the Merger Agreement.
[2]	This amount includes 3,500,000 shares held by Yeechin Shiong Liao, spouse of Phillip Chuanze Liao.
[3]	Based upon 44,546,073 common shares outstanding after the issuance of 7,000,000 common shares pursuant to the Merger Agreement, based upon 37,546,073 common shares outstanding as of February 28, 2006 as reported in Sirenza Microdevices, Inc.’s Annual Report on Form 10-K, filed March 15, 2006.

CUSIP No. 82966T106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Yeechin Shiong Liao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER:

3,500,000[1]
8 SHARED VOTING POWER:

0
9 SOLE DISPOSITIVE POWER:

3,500,000[1]
10 SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,000,000[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.7%[3]
14	TYPE OF REPORTING PERSON:

IN

[1]	50% of the shares are held in escrow as security for potential indemnification obligations under the Merger Agreement.
[2]	This amount includes 3,500,000 shares held by Phillip Chuanze Liao, spouse of Yeechin Shiong Liao.
[3]	Based upon 44,546,073 common shares outstanding after the issuance of 7,000,000 common shares pursuant to the Merger Agreement, based upon 37,546,073 common shares outstanding as of February 28, 2006 as reported in Sirenza Microdevices, Inc.’s Annual Report on Form 10-K, filed March 15, 2006.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common shares, par value $0.001 per share (“Common Shares”), of Sirenza Microdevices, Inc., a Delaware corporation (“Sirenza”). The principal executive offices of Sirenza are located at 303 S. Technology Court, Broomfield, CO 80021.

Item 2. Identity and Background

This Schedule 13D is being filed by Phillip Chuanze Liao and Yeechin Shiong Liao (the “Liaos” or the “Reporting Persons”).

The Reporting Persons’ address is c/o Premier Devices – A Sirenza Company, 1860 Hartog Drive, San Jose, CA 95131. Mr. Liao’s principal occupation is President of Premier Devices – A Sirenza Company, a designer, manufacturer and marketer of RF components and a wholly-owned subsidiary of Sirenza, located in 1860 Hartog Drive, San Jose, CA 95131. Mr. Liao is a United States citizen. Yeechin Shiong Liao’s principal occupation is investing; Ms. Liao is a United States citizen.

During the last five years, neither Mr. Liao nor Ms. Liao (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons were the only shareholders of Premier Devices, Inc., a California corporation (“PDI”). On April 3, 2006, PDI merged with and into Penguin Acquisition Corporation, a California corporation and wholly-owned subsidiary of Sirenza (“Merger Sub”), pursuant to which Merger Sub was renamed Premier Devices — A Sirenza Company and survived as a wholly-owned subsidiary of Sirenza (the “Merger”). The Reporting Persons acquired their Common Shares as part of the consideration paid for their PDI shares in the Merger.

Item 4. Purpose of Transaction

(a) – (b) On February 4, 2006, Sirenza entered into an Agreement and Plan of Merger, by and among Sirenza, Merger Sub, PDI, and the Liaos (the “Merger Agreement”). The Reporting Persons were the only shareholders of PDI. Pursuant to the Merger Agreement, Sirenza acquired PDI for 7,000,000 Common Shares, $14 million in cash and $6 million in promissory notes maturing in 12 months (the “Merger”). Through the Merger, each of the Reporting Persons acquired 3,500,000 Common Shares. A copy of the Merger Agreement is attached hereto as Exhibit 1 and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

(c) Not applicable.

(d) In connection with the Merger, Phillip Chuanze Liao became the President of Premier Devices – A Sirenza Company and joined the Sirenza Board of Directors as one of seven directors.

(e) Other than the issuance of the Merger consideration described in this Item, not applicable.

(f) – (i) Not applicable.

(j) Other than as described above, not applicable.

Each of the Reporting Persons may, at any time and from time to time, and reserves the right to, acquire additional securities of Sirenza, dispose of any such securities of Sirenza or formulate plans or proposals regarding his or her securities of Sirenza, to the extent deemed advisable by the Reporting Person in light of his or her respective general investment policy, market conditions or other factors.

Item 5. Interest in Securities of the Issuer

(a) – (b) As a result of the Merger, each of the Reporting Persons acquired 3,500,000 Common Shares, 50% of which are held in escrow as security for potential indemnification obligations under the Merger Agreement. They each have sole voting and dispositive power over 3,500,000 Common Shares. Neither has any shared voting or dispositive power over any Common Shares. As each other’s spouse, each of Phillip Chuanze Liao and Yeechin Shiong Liao may be deemed to be the beneficial owner of the other’s shares, consequently, both may be deemed the beneficial owner of the 7,000,000 shares issued in connection with the Merger. Such Common Shares constitute approximately 15.7% of the issued and outstanding Common Shares, based on 44,546,073 Common Shares outstanding after the issuance of 7,000,000 Common Shares pursuant to the Merger Agreement, based upon 37,546,073 Common Shares outstanding as of February 28, 2006 as reported in Sirenza’s Annual Report on Form 10-K, filed March 15, 2006.

(c) To the knowledge of the Reporting Persons, no transaction in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

(d) To the knowledge of the Reporting Persons, subject to potential indemnification obligations under the Merger Agreement as further discussed in Item 6 below, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities identified in Items 5(a) – (b) on this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Merger Agreement, the Reporting Persons entered into an Escrow Agreement with U.S. Bank National Association and Sirenza, on February 4, 2006 (the “Escrow Agreement”). Pursuant to the Escrow Agreement, at the closing of the Merger, 3,500,000 of the 7,000,000 Common Shares issued to the Liaos as consideration in the Merger were placed in a 2-year escrow as security for their indemnification obligations pursuant to the Merger Agreement. The Liaos retain voting rights with respect to the stock held in escrow. The Liaos may release the shares from escrow earlier by depositing in the escrow in lieu of the shares $7,125,000 in cash less the amount of any indemnity payments made from the escrow through that date. The Liaos may also arrange for sales of the escrowed shares with the proceeds of such sales being deposited in the escrow until the amount specified in the immediately preceding sentence has been deposited, at which time any remaining shares will be released. Any indemnification claims made by Sirenza against the escrow may be paid in cash or in escrowed shares, with such shares being valued at the closing price of Sirenza’s common stock as reported on the Nasdaq National Market on the date such claim is finally resolved. A copy of the Escrow Agreement is attached hereto as Exhibit 2 and the description of the Escrow Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

In connection with the Merger Agreement, the Reporting Persons entered into a Registration Rights Agreement with Sirenza on February 4, 2006 (the “Registration Rights Agreement”), which became effective upon the closing of the Merger. This agreement provides that concurrently with its filing of a Form 8-K/A including certain financial statements of PDI, Sirenza shall use commercially reasonable efforts to prepare and file a registration statement with the Securities and Exchange Commission registering the resale to the public by the Liaos of the Common Shares issued to them in connection with the Merger. The agreement also provides for customary cross-indemnification provisions between the Liaos and Sirenza with regard to potential related claims. A copy of the Registration Rights Agreement is attached hereto as Exhibit 3 and the description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit 3, which is incorporated herein by reference.

Other than the Merger Agreement, the Escrow Agreement and the Registration Rights Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1. Agreement and Plan of Merger, dated as of February 4, 2006, by and among Sirenza Microdevices, Inc., Penguin Acquisition Corporation, Premier Devices, Inc., Phillip Chuanze Liao and Yeechin Shiong Liao, incorporated by reference to Exhibit 2.1 of Current Report on Form 8-K filed by Sirenza Microdevices, Inc. on February 6, 2006.

2. Escrow Agreement, dated as of February 4, 2006, by and among Sirenza Microdevices, Inc., Phillip Chuanze Liao, Yeechin Shiong Liao and U.S. Bank National Association, incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed by Sirenza Microdevices, Inc. on April 6, 2006.

3. Registration Rights Agreement, dated as of February 4, 2006, by and among Sirenza Microdevices, Inc., Phillip Chuanze Liao and Yeechin Shiong Liao, incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K filed by Sirenza Microdevices, Inc. on April 6, 2006.

4. Joint filing Agreement between Phillip Chuanze Liao and Yeechin Shiong Liao.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2006	By:	/s/ Phillip Chuanze Liao
Phillip Chuanze Liao

Dated: April 7, 2006	By:	/s/ Yeechin Shiong Liao
Yeechin Shiong Liao

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D dated April 7, 2006 with respect to the Common Stock of Sirenza Microdevices, Inc. and any amendments thereto is signed by each of the undersigned and shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: April 7, 2006	By:	/s/ Phillip Chuanze Liao
Phillip Chuanze Liao

Dated: April 7, 2006	By:	/s/ Yeechin Shiong Liao
Yeechin Shiong Liao